

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net



December 29, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated December 29, 2004

Enclosed is a copy of our News Release dated December 29, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President



Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001



DENTONIA RESOURCES LTD.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

December 29, 2004 TSX Symbol: DTA

NEWS RELEASE

CLOSING OF PRIVATE PLACEMENT

DENTONIA RESOURCES LTD. ("Dentonia") announces that it has closed the non-brokered private placement of 1,821,666 Units of which 976,666 are Flow-Through Units at $0.15 a Unit and 845,000 are Non-Flow-Through Units at $0.12 a Unit announced on November 29, 2004 and December 16, 2004, as amended, and has received $247,900.

The Shares forming part of the Units and any Shares acquired by the exercise of Share Purchase Warrants ("Warrant") are subject to a resale restriction expiring on April 29, 2005.

Each of the Flow-Through and Non-Flow-Through Unit consists of one Share and one Non-Transferable Warrant. One Warrant entitles the holder to purchase one additional Share exercisable for a period of one (1) year to expire on December 29, 2005, at an exercise price of $0.16 for the Flow-Through, and $0.13 for the Non-Flow-Through Shares.

A finder's fee of $24,790 is payable to J. Malcolm Bell.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.